UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934

                   (Amendment No. _____6_____)*


                      Life Technologies, Inc.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                            53217-270-1
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53217-270-1           13GPage   2   of   6   Pages
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Frederick R. Adler
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)
                                                   (b)

3SEC USE ONLY

4CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5SOLE VOTING POWER

 410,930 shares
6SHARED VOTING POWER

None
7SOLE DISPOSITIVE POWER

410,930 shares
8SHARED DISPOSITIVE POWER

None9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,930 shares
10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

 2.7%
12TYPE OF REPORTING PERSON*

   IN


               *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a)      Name of Issuer:

               Life Technologies, Inc. (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               8717 Grovemont Circle
               Gaithersburg, Maryland 20877

Item 2(a)      Name of Person Filing:

               This statement is filed by Frederick R. Adler.

Item 2(b) Address of Principal Business Office, or if none, Residence:

               The address of the principal business office of Frederick R. Adler is c/o Adler and Company, 1520 South Ocean Boulevard, Palm Beach, Florida 33480.

Item 2(c)      Citizenship:

               Mr. Adler is a United States citizen.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value per share
               ("Common Stock")

Item 2(e)      CUSIP Number:

               53217-270-1

Item 3         Description of Person Filing:

               Not applicable

Item 4         Ownership:

               The following information with respect to ownership of Common Stock of the Company by the person filing this statement is provided as of December 31, 1995, the last day of the year covered by this Statement.

               (a)   Amount beneficially owned:

                     See Row 9 of cover page.

               (b)   Percent of Class:

                     See Row 11 of cover page.

               (c)   Number of shares as to which such person has:

                     (i)  Sole power to vote or to direct the vote:

                          See Row 5 of cover page.

                     (ii) Shared power to vote or to direct the vote:

                          See Row 6 of cover page.

                     (iii)Sole power to dispose or direct the disposition of:

                          See Row 7 of the cover page.

                     (iv) Shared power to dispose or direct the disposition of:

                          See Row 8 of cover page.

Item 5         Ownership of Five Percent or Less of a Class:

               This statement is being filed to report the fact that as of December 31, 1995, Frederick R. Adler has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               To the best knowledge of Frederick R. Adler, no person other than Mr. Adler will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Mr. Adler.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not Applicable

Item 8         Identification and Classification of Members:

               Not Applicable

Item 9         Notice of Dissolution of Group:

               Not Applicable

Item 10        Certification:

               Not Applicable

                             SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1996


                           /s/ Frederick R. Adler
                          Frederick R. Adler